

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Charles W. Rayfield
Chief Financial Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

> **Re: Knoll, Inc.**
> **Form 10-Q for the quarterly period ended March 31, 2018**
> **Filed May 10, 2018**
> **File No. 1-12907**

Dear Mr. Rayfield:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing and
       Construction